Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31,	2013	2012	2011	2010	2009
Millions
Earnings are defined:
Pretax Income Before Non-Controlling Interest	$133.3	$135.0	$129.2	$119.1	$91.5
Add: Fixed Charges	56.7	51.2	47.6	43.4	38.3
Undistributed Income from Less than 50 percent Owned Equity Investment	4.1	3.8	3.8	3.4	3.7
Earnings as defined:	$185.9	$182.4	$173.0	$159.1	$126.1

Fixed Charges:
Interest on Long-Term Debt	$50.9	$47.0	$43.1	$39.7	$34.2
Other Interest Charges	1.2	0.4	1.6	1.0	1.6
Interest Component of All Rentals (a)	4.6	3.8	2.9	2.7	2.5
Total Fixed Charges	$56.7	$51.2	$47.6	$43.4	$38.3
Ratio of Earnings to Fixed Charges	3.28	3.56	3.63	3.67	3.29

(a)	Represents interest portion of rents estimated at 33 1/3 percent.